Exhibit 99.1

[Execution Copy]

WAIVER TO NOTE PURCHASE AGREEMENT

This WAIVER TO NOTE PURCHASE AGREEMENT (this "Waiver") is dated as of October 21, 2015, among STUDENT TRANSPORTATION OF AMERICA, INC., a Delaware corporation (the "Issuer"), STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC. ("Holdings"), a Delaware corporation, STUDENT TRANSPORTATION INC. f/k/a STUDENT TRANSPORTATION OF AMERICA LTD. (''Parent"), an Ontario corporation and SUN LIFE ASSURANCE COMPANY OF CANADA, a company governed by the Insurance Companies Act of Canada ("Sun Life"), LONDON LIFE INSURANCE COMPANY, a corporation existing under the Insurance Companies Act of Canada ("London Life"), those persons from time to time entered into the register as holders of the Notes by proper endorsement and delivery (each a "Noteholder” and collectively the "Noteholders") and COMPUTERSHARE TRUST COMPANY, N.A., a national trust company, as trustee (in such capacity, the "Trustee").

PRELIMINARY STATEMENTS

A. The Issuer, Holdings, Parent, the Noteholders and the Trustee have heretofore entered into that certain Note Purchase Agreement, dated as of December 14, 2006 (as amended through the date hereof, the "Note Purchase Agreement");

B. Section 11.1 of the Note Purchase Agreement states that the Note Purchase Parties will not make any Distribution unless the amount of such Distribution does not exceed Distributable Cash calculated at the end of the immediately preceding month (the "Distribution Requirement").

B. The Issuer, Holdings and Parent have asked the Noteholders and the Trustee to permit the repurchase of up to US$25,000,000 of Parent’s common stock prior to June 30, 2016, which is an amount estimated to exceed the Distribution Requirement by US$15,000,000, and the Noteholders and the Trustee are willing to do so on the terms and conditions set forth in this Waiver.

NOW, THEREFORE, in consideration of the premises set forth above, the terms and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Use of Defined Terms. Unless otherwise defined or the context otherwise requires, terms for which meanings are provided in the Note Purchase Agreement shall have such meanings when used in this Waiver.

ARTICLE II

WAIVER

Section 2.1 Waiver. The Issuer, Holdings and Parent have informed the Noteholders and the Trustee that during the period beginning on the date of this waiver and ending on June 30, 2016, the Parent may wish to redeem or repurchase up to US$25,000,000 of Parent’s common stock (the "Common Stock Redemption"). The Issuer, Holdings and Parent hereby request that the Noteholders and the Trustee waive the Distribution Requirement in connection with the Common Stock Redemption. Subject to the limitations hereinafter expressed, the Trustee and the Noteholders hereby waive the Distribution Requirement solely in connection with the Common Stock Redemption and agree that any amounts used in the Common Stock Redemption (computed from the date of this Waiver through June 30, 2016) deemed to be a Distribution under the Note Purchase Agreement in excess of US$10,000,000 will not be deducted for the purpose of the calculation of Distributable Cash for any relevant period (whether prior to or following June 30, 2016), provided that, (i) no Event of Default shall have otherwise occurred and be continuing immediately prior to or after giving effect to the Common Stock Redemption, (ii) the Common Stock Redemption shall be in an amount not to exceed US$25,000,000 in the aggregate, (iii) all purchases with respect to the Common Stock Redemption be completed by June 30, 2016, and (iv) [REDACTED] [Commercially sensitive].

Section 2.2 Limitation. Each of the Issuer, Holdings and Parent acknowledge and agree that the foregoing waiver with respect to Section 11.1 of the Note Purchase Agreement is expressly limited to the transactions described herein and shall not obligate or be construed to require the Noteholders or the Trustee to grant any other consents, modifications, or waivers to Section 11.1 of the Note Purchase Agreement or any other provision of the Note Purchase Agreement or any other Security Document. Notwithstanding anything contained in this Waiver to the contrary, the Noteholders and the Trustee expressly reserve the right to exercise any and all of their rights and remedies under the Note Purchase Agreement, any other Security Documents and applicable law in respect of any Default or Event of Default or otherwise.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1. Note Purchase Agreement Representations. In order to induce the Noteholders and the Trustee to enter into this Waiver, the Issuer, Holdings and Parent (collectively, the "Companies" and individually a "Company") hereby reaffirm, as of the date hereof, its representations and warranties contained in Section 5 of the Note Purchase Agreement and additionally represents and warrants to the Trustee and each Noteholder as set forth in this Article III.

Section 3.2. Organization; Power and Authority. Each Company is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, and is duly qualified as a foreign corporation or limited liability company and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each Company has the corporate and/or limited liability company power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this Waiver and to perform the applicable provisions of the Note Purchase Agreement and this Waiver.

Section 3.3. Due Authorization, Non-Contravention, etc. The execution, delivery and performance by each of the Companies of this Waiver are within the Issuer's, Holdings' and Parent's powers, have been duly authorized by all necessary corporate action, and do not:

(a) contravene any Company's constituent documents;

(b) contravene any contractual restriction, law or governmental regulation or court decree or order binding on or affecting any of the Companies; or

(c) result in, or require the creation or imposition of, any Lien on any Company's property.

Section 3.4. Government Approval, Regulation, etc. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or other Person is required for the due execution, delivery or performance by each of the Companies of this Waiver.

Section 3.5. Validity, etc. Each Company has duly executed and delivered this Waiver.

This Waiver constitutes the legal, valid and binding obligation of each of the Companies enforceable against each of them in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance or similar laws affecting creditors' rights generally and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law).

Section 3.6. Default. No Default or Event of Default under the Note Purchase Agreement, subject to this Waiver, has occurred and is continuing or could reasonably be expected to occur as a result of the Common Stock Redemption (except as expressly waived herein).

Section 3.7. MAE. Since June 30, 2015, there has been no change in the condition (financial or otherwise) of the Issuer and its Subsidiaries, taken as a whole, or the Parent and its Subsidiaries, taken as a whole, except those occurring in the ordinary course of business, none of which individually or in the aggregate could reasonably be expected to have a Material Adverse Effect.

Section 3.8. Financial Statements. The financial statements for the Issuer, Holdings and Parent most recently provided to the Noteholders are true, complete and accurate in all material respects as of the date at which they are stated and nothing has occurred or been omitted and no related information has been given or withheld that results in such financial information being untrue or misleading in any respect.

Section 3.9. Projections. Any financial projections or pro formas provided by or on behalf of the Issuer to the Noteholders in connection with the granting of this Waiver have been prepared in good faith based upon reasonable projections at the time such projections were provided.

ARTICLE IV

EFFECTIVENESS

Section 4.1 Effectiveness. This Waiver shall not become effective until the Noteholders shall have received the following all in form and substance satisfactory to the Noteholders:

(a)	this Waiver shall have been duly executed and delivered to the Trustee and each of the Noteholders by each of the Companies;

(b)	the representations and warranties of the Companies herein and of the Note Purchase Parties in the Note Purchase Agreement shall be true and correct;

(c)	no Default or Event of Default shall have occurred and be continuing; and

(d)	the Noteholders shall have received payment of the Waiver Fee.

ARTICLE V

MISCELLANEOUS PROVISIONS

Section 5.1. Fees, Costs and Expenses. In consideration of the Noteholders' agreement to the provisions of this Waiver, the Issuer agrees to pay to the Noteholders a fee (the "Waiver Fee") in connection with the completion of this Waiver equal to US $87,500 (payable US $50,000 to Sun Life and US $37,500 to London Life). The Issuer agrees to pay the Waiver Fee on the date hereof, and further agrees to pay all costs and expenses of or incurred by the Trustee and the Noteholders in connection with the negotiation, preparation, execution and delivery of this Waiver, including the fees and expenses of counsel for the Trustee and the Noteholders.

Section 5.2. Ratification of and References to the Note Purchase Agreement. Except as expressly set forth herein, the Note Purchase Agreement, the Notes and each other Security Document is hereby ratified, approved and confirmed in each and every respect. Each of the Companies hereby acknowledges and agrees that (i) the Liens created and provided for by the Security Documents continue to secure, among other things, the Obligations arising under the Note Purchase Agreement and the Notes; and (ii) the Security Documents and the rights and remedies of the Trustee thereunder, the obligations of each of the Companies thereunder, and the Liens created and provided for thereunder, remain in full force and effect and shall not be affected, impaired or discharged hereby. Nothing herein contained shall in any manner affect or impair the priority of the Liens and security interests created and provided for by the Security Documents as to the indebtedness which would be secured thereby prior to giving effect to this Waiver. Reference to this specific Waiver need not be made in the Note Purchase Agreement, the Notes, or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to or with respect to the Note Purchase Agreement, any reference in any of such items to the Note Purchase Agreement or a Note being sufficient to refer to the Note Purchase Agreement or such Note, as applicable.

Section 5.3. Headings. The various headings of this Waiver are for convenience of reference only, are not part of this Waiver and shall not affect the construction of, or be taken into consideration in interpreting, this Waiver.

Section 5.4. Execution in Counterparts. This Waiver may be executed in counterparts

(and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single agreement. Counterparts may be executed and delivered in original, facsimile or portable document format (pdf) form to the other parties hereto and the parties hereto agree to accept any such executed counterparts as original signed versions of this Waiver.

Section 5.5. Governing Law. THIS WAIVER SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF ILLINOIS.

Section 5.6. Continued Effectiveness. Nothing contained in this Waiver shall be deemed to be a waiver by the Trustee or the Noteholders of compliance by any Company of any covenant or agreement contained in, or a waiver of any Default or Event of Default under, the Note Purchase Agreement or applicable Security Document and each of the parties hereto agree that the Note Purchase Agreement as waived by this Waiver shall remain in full force and effect.

Section 5.7. Benefit of the Agreement. This Waiver shall enure to the benefit of and be binding upon each of the Companies, the Trustee and the Noteholders and their respective successors and permitted assigns.

Section 5.8. Invalidity of any Provisions. Any provision of this Waiver which is prohibited by the laws of any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such prohibition in such jurisdiction without invalidating the remaining terms and provisions hereof and no such invalidity shall affect the obligation of the Companies to pay the Obligations in full.

Section 5.9. Further Assurances. Each of the parties hereto agrees to execute and deliver or cause to be executed and delivered all such instruments and to take all such action as the other party may reasonably request, and at the expense of such other party in order to more fully effectuate and accomplish the intent and purposes of and to carry out the terms of this Waiver.

Section 5.10. Consent to Jurisdiction. Each of the Companies hereby irrevocably submits to the non-exclusive jurisdiction of the courts of the State of Illinois in respect of any action, suit or proceeding arising out of or relating to the Note Purchase Agreement or this Waiver and hereby irrevocably agrees that all claims in respect of any such action, suit or proceeding may be heard and determined in any such court. Each of the Companies hereby irrevocably waives, to the fullest extent they may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding. Each of the Companies agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in another jurisdiction by suit on the judgment or in any other manner provided by law. Nothing in this Section shall affect the right of the Trustee or any Noteholder to bring any suit, action or proceeding against the Companies (or any one or more of them) or their respective assets in the courts of any other jurisdiction.

Section 5.11. Time of the Essence. Time shall be of the essence in this Waiver in all respects.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties hereto have caused this Waiver to Note Purchase Agreement to be duly executed and delivered by their respective duty authorized officers as of the day and year first above written.

STUDENT TRANSPORTATION OF AMERICA, INC.

By: /s/ Patrick J. Walker

Name: Patrick J. Walker

Title: CFO

STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC.

By: /s/ Patrick J. Walker

Name: Patrick J. Walker

Title: CFO

STUDENT TRANSPORTATION INC.

By: /s/ Patrick J. Walker

Name: Patrick J. Walker

Title: CFO

[Signature page to Waiver to Note Purchase Agreement]

COMPUTERSHARE TRUST COMPANY N.A., as Trustee

Per: /s/ John M. Wahl

Name: John M. Wahl

Title: Corporate Trust Officer

Per: /s/ Rose Stroud

Name: Rose Stroud

Title: Trust Officer

SUN LIFE ASSURANCE COMPANY OF CANADA, as a Noteholder

Per: /s/ Keith Cressman
Name: Keith Cressman

Title: Senior Managing Director—Private Fixed Income

Per: /s/ Jeffery Mayer
Name: Jeffery Mayer

Title: Managing Director, Private Securitization Finance— Private Fixed Income

LONDON LIFE INSURANCE COMPANY, as a Noteholder

Per: /s/ Andrew Robertson

Name: Andrew Robertson

Title: Authorized Signatory

Per: /s/ Gaurav Mittal

Name: Gaurav Mittal

Title Authorized Signatory

[Signature page to Waiver to Note Purchase Agreement]